FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS SECOND QUARTER 2010 RESULTS

-     Second Quarter Revenues Increase 17 percent to $42.1 Million, driven by  acquisition  of Sierra Scientific Instruments –

-     Non-GAAP Net Income Increases 10.5 percent to $6.3 million, or $0.20 Per Share, Compared to $5.7 million, or $0.19 Per Share in Q2 2009 –

-     GAAP Net Income of $2.2 million, or $0.07 Per Share Including  $1.3 million SSI Purchase Price Allocation Charge, Compared to $4.9 million or $0.16 Per Share in Q2 2009  -

-     43 percent Increase in First Half 2010 Non-GAAP Net Income –

YOQNEAM, Israel, August 11, 2010 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the second quarter ended June 30, 2010.

Worldwide revenues were $42.1 million in the second quarter of 2010, a 17 percent increase from $36 million in the second quarter of 2009.  Second quarter revenues include $5.7 million from Sierra Scientific Instruments (SSI) which the company acquired in April.  Global sales of existing PillCam SB products were essentially flat as Americans cut back on visits to the doctor and healthcare utilization in general was much lower in the second quarter due to economic uncertainty.  Specifically, overall GI procedures have fallen considerably in the U.S. from levels a year ago.  The European economic crisis associated with the weak Euro also negatively impacted European revenue growth. However, gross margin on a non-GAAP basis in the second quarter of 2010 was 77.3 percent, compared to gross margin of 76.1 percent in the second quarter of 2009 due to productivity improvements and headcount control. On a GAAP basis, gross margin in the second quarter of 2010 includes a one-time charge of $1.5 million from the SSI acquisition and was 73.7 percent, compared to 76.1 percent in second quarter of 2009.

On a non-GAAP basis, net income for the second quarter of 2010 increased 10.5 percent and reached $6.3 million, or $0.20 per share on a fully diluted basis, compared to net income of $5.7 million, or $0.19 per share on a fully diluted basis in the second quarter of 2009.  Non-GAAP net income excludes $1.3 million of expenses related to the SSI acquisition and $2.8 million of equity related compensation expenses (FAS 123R).  Non-GAAP net income for the second quarter of 2009 also excluded compensation expenses of $2.2 million and a one-time tax gain of $1.4 million.  On GAAP basis, net income for the second quarter of 2010 was $2.2 million, or $0.07 per share, compared to $4.9 million, or $0.16 per share in the same quarter of last year. A reconciliation of GAAP results to non-GAAP results is attached.

Net cash provided by operating activities in the second quarter was $7.7 million, compared to $6.6 million in the second quarter of 2009. Cash and cash equivalents, short-term investments and marketable securities on June 30, 2010 totaled $72.9 million.

“We sold approximately 60,000 PillCam SB capsules during the second quarter, close to our quarterly sales record.  We are very pleased with our strong operating cash flow, as well as the ongoing improvement in our operating and net income margins, which reached 17.0 percent and 14.9 percent, respectively as reflected in our non-GAAP results,” said Homi Shamir, president and CEO of Given Imaging.  “We remain confident that our PillCam business will continue to grow during the second half of 2010, despite the fact that sales were impacted by the trend of lower utilization of healthcare services, especially in the U.S., and the adverse effect of the weak Euro.”

Second Quarter 2010 Revenue Analysis

Revenues in the Americas region were $22.4 million, including revenues of $4.5 million from the Bravo pH Monitoring System.  In the same period in 2009 revenues in the Americas region were $22.9 million, including revenues of $3.3 million from Bravo.  Revenues in the EMEA region were $10.0, the same as in the corresponding period last year. Revenues in the EMEA region were impacted by the weakness of the Euro. APAC revenues increased by 28 percent to $4.1 million compared to $3.2 million in the same period in 2009. SSI contributed $5.7 million to the Company’s consolidated revenues.

Worldwide PillCam SB sales amounted to 59,900 capsules in the second quarter of 2010, compared to 57,500 in the same period last year.  PillCam SB sales in the Americas region declined by 3 percent to 37,200 in the second quarter of 2010.  PillCam SB sales in the EMEA region increased by 10 percent to 16,500 compared to the second quarter of 2009, while PillCam SB sales in the APAC region grew almost 50 percent to 6,100 from 4,100 in the same period in 2009.

Supplemental second data can be found at www.givenimaging.com in the Investor Relations section.

Six Month Financial Results

For the six month period ended June 30, 2010, revenues increased by 11.6 percent to $74.2 million compared to $66.5 million in the same period of 2009.  First half 2010 revenues also include second quarter 2010 SSI revenues of $5.7 million. Sales in the Americas region in the first half of 2010 were $42.9 million, slightly below the $43.1 million in the same period in 2009.  For the six month period, sales of PillCam SB in the Americas region declined approximately 3 percent.  Sales in the Americas region include $7.2 million from sales of Bravo, compared to $5.9 million in the first half of 2009.  Sales in the EMEA region increased by 2 percent to $18.5 million, from $18.1 million in the same period in 2009. Revenues in the EMEA region were adversely impacted by the weakness of the Euro during the second quarter. Sales in the APAC region were $7.2 million, a 33 percent increase from $5.4 million last year.

On a non-GAAP basis, gross profit margin for the six month period was 77.2 percent compared to 76 percent in 2009.  On a GAAP basis, gross profit margin in the first six months of 2010 was 73.7 percent, and includes a one-time charge of $1.5 million from the SSI acquisition, compared to 76.1 percent in the second quarter of 2009. On a non-GAAP basis net income for the first six months of 2010 grew 43 percent to $10.6 million, or $0.35 per share on a fully diluted GAAP basis, compared to net income of $7.4 million or $0.25 per share for the same period in 2009.  GAAP net income for the first six months of 2010 was $4.3million, or $0.14 per share, compared to $5.1 million or $0.17 in the same quarter of last year.

2010 Guidance Update

The Company is updating its 2010 earnings per share guidance to reflect the acquisition of SSI.  As a result of the provisional purchase price allocation, the Company now projects GAAP earnings per share of $0.44 – $0.52. Non-GAAP earnings per share guidance (excluding charges relating to FAS123R and SSI acquisition expenses) remains unchanged at $0.76 – $0.84.

The Company anticipates that as a result of the continued trend of lower utilization of healthcare services by Americans, and persistent global economic weakness, 2010 revenues will be in the lower range of guidance, previously updated to reflect the SSI acquisition on April 1, 2010, which is between $167 million and $174 million.

Conference Call / Webcast Information

U.S. Call / Webcast

The company will host a conference call in English at 9:00am ET on Thursday, August 12, 2010. To participate in this teleconference, please dial 888-206-4913 fifteen minutes before the conference is scheduled to begin. Callers outside of the U.S. should dial 913-312-9313. The call will also be webcast live at www.givenimaging.com.  A replay of the call will be available for two weeks on the company's website, or until August 26 by dialing 888-203-1112. Callers outside of the U.S. should dial 719-457-0820. The replay participant code is 3918364.

Hebrew Call

A conference call in Hebrew will take place on August 12 at 2:00pm Israel time, 7:00am ET. To access this call, please dial +972 3 9180609t en minutes before the conference is scheduled to begin. A replay of the call will be available from August 12 until August 14 by dialing +972 3 9255937.

About Given Imaging Ltd.

Since 2001, Given Imaging has advanced gastrointestinal visualization by developing innovative, patient-friendly tools based on its PillCam® Platform. PillCam® capsule endoscopy provides physicians with natural images of the small intestine via PillCam® SB, the esophagus through PillCam® ESO and the colon with PillCam® COLON [PillCam COLON is not cleared for use in the USA]. The PillCam® capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile™ patency capsule, to verify intestinal patency, and Bravo®, the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). Given Imaging's products use cutting-edge, wireless technology and advanced software to enable gastroenterologists to visualize diseases of the esophagus, small bowel and colon. All Given Imaging products allow patients to maintain normal activities. In April 2010 Given Imaging acquired Sierra Scientific Instruments, a leading provider of specialty GI diagnostic solutions and pioneer of high-resolution manometry for assessing gastrointestinal motility. Sierra Scientific is now a wholly-owned subsidiary of Given Imaging.  Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore. For more information, please visit www.givenimaging.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations and (18) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2009. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

Given Imaging Ltd. and its Consolidated Subsidiaries
Excluded Items
For the Three Months Ended June 30, 2009 and 2010
(Unaudited, dollars in thousands)

		Research	Selling	General	Tax
	Gross	And	And	And	Expense
	Profit	Development	Marketing	Admin	(Benefit)	Total

Three month period ended June 30, 2010

Compensation expenses	$-	$73	$299	$2,420	$-	$2,792
Sierra PPA	1,509	111	82	250	(679)	1,273
Total	$1,509	$184	$381	$2,670	$(679)	$4,065

Three month period ended June 30, 2009

Compensation expenses	$-	$115	$845	$1,218	$-	$2,178
Tax (benefit)	-	-	-	-	(1,390)	(1,390)
Total	$-	$115	$845	$1,218	$(1,390)	$788

Given Imaging Ltd. and its Consolidated Subsidiaries
Excluded Items
For the Six Months Ended June 30, 2009 and 2010
(Unaudited, dollars in thousands)

		Research	Selling	General	Tax
	Gross	And	And	And	Expense
	Profit	Development	Marketing	Admin	(Benefit)	Total

Six month period ended June 30, 2010

Compensation expenses	$-	$156	$626	$3,623	$-	$4,405
Sierra PPA	1,509	111	82	930	(679)	1,953
Total	$1,509	$267	$708	$4,553	$(679)	$6,358

Six month period ended June 30, 2009

Compensation expenses	$-	$193	$998	$2,497	$-	$3,688
Tax (benefit)	-	-	-	-	(1,390)	(1,390)
Total	$-	$193	$998	$2,497	$(1,390)	$2,298

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the three months ended June 30, 2010 and 2009
Condensed, in thousands except share and per share data

		Q2 2010			Q2 2009
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Revenues	$42,134	$-	$42,13 4	$36,030	$-	$36,030
Cost of revenues	(11,062)	1,509	(9,553)	(8,621)	-	(8,621)

Gross profit	31,072	1,509	32,581	27,409		27,409
Gross profit as a % of revenues	73.7%	-	77.3%	76.1%		76.1%

Operating expenses
Research and development, net	(5,163)	184	(4,979)	(4,214)	115	(4,099)
Sales and marketing	(16,345)	381	(15,964)	(16,541)	845	(15,696)
General and administrative	(6,956)	2,670	(4,286)	(4,564)	1,218	(3,346)
Other, net	(171)	-	(171)	(3)	-	(3)

Total operating expenses	(28,635)	3,235	(25,400)	(25,322)	2,178	(23,144)

Operating profit (loss)	2,437	4,744	7,181	2,087	2,178	4,265
Operating profit as a % of revenues	5.8%		17.0%	5.8%		11.8%

Financing income ,net	(175)	-	(175)	1,316	-	1,316

Profit (loss) before taxes on income	2,262	4,744	7,006	3,403	2,178	5,581
Income tax benefit (expense)	(100)	(679)	(779)	1,194	(1,390)	(196)

Net Profit (loss)	2,162	4,065	6,227	4,597	788	5,385

Net loss attributable to non-controlling interest	49	-	49	291	-	291

Net profit (loss) attributable to shareholders	$2,211	$4,065	$6,276	$4,888	$788	$5,676
Net profit (loss) attributable to shareholders as a % of revenues	5.2%		14.9%	13.6%		15.8%

Earnings per share

Basic Earnings (losses) attributable to shareholders per Ordinary Share	$0.07	$0.14	$0.21	$0.17	$0.02	$0.19

Diluted Earnings (losses) attributable to shareholders per Ordinary Share	$0.07	$0.13	$0.20	$0.16	$0.03	$0.19

(*)See specified items

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the three and six months ended June 30, 2010  and 2009
Condensed, in thousands except share and per share data

		YTD 2010			YTD 2009
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Revenues	$74,231	$-	$74,231	$66,503	$-	$66,503
Cost of revenues	(18,398)	1,509	(16,889)	(15,939)	-	(15,939)

Gross profit	55,833	1,509	$57,342	50,564	-	50,564
Gross profit as a % of revenues	75.2%		77.2%	76.0%		76.0%

Operating expenses
Research and development, net	(8,940)	267	(8,673)	(7,890)	193	(7,697)
Sales and marketing	(31,094)	708	(30,386)	(30,499)	998	(29,501)
General and administrative	(12,090)	4,553	(7,537)	(8,979)	2,497	(6,482)
Other, net	(234)	-	(234)	(15)	-	(15)

Total operating expenses	(52,358)	5,528	(46,830)	(47,383)	3,688	(43,695)

Operating profit (loss)	3,475	7,037	10,512	3,181	3,688	6,869
Operating profit as a % of revenues	4.7%		14.2%	4.8%		10.3%

Financing income, net	803	-	803	190	-	190

Profit before taxes on income	4,278	7,037	11,315	3,371	3,688	7,059
Income tax benefit (expense)	(229)	(679)	(908)	1,166	(1,390)	(224)

Net Profit	4,049	6,358	10,407	4,537	2,298	6,835

Net loss attributable to non-controlling interest	215	-	215	590	-	590

Net profit attributable to shareholders	$4,264	$6,358	$10,622	$5,127	$2,298	$7,425
Net profit attributable to shareholders as a % of revenues	5.7%		14.3%	7.7%		11.2%

Earnings per share

Basic Earnings attributable to shareholders per Ordinary Share	$0.14	$0.22	$0.36	$0.18	$0.08	$0.26

Diluted Earnings attributable to shareholders per Ordinary Share	$0.14	$0.21	$0.35	$0.17	$0.08	$0.25

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	June 30	December 31
	2010	2009
Assets

Current assets
Cash and cash equivalents	$39,056	$46,458
Short-term investments	27,891	31,736
Accounts receivable:
Trade	26,369	24,742
Other	4,787	3,799
Inventories	18,472	17,302
Prepaid expenses	1,559	1,036
Deferred tax assets	1,834	2,207
Advances to suppliers	733	534

Total current assets	120,701	127,814

Deposits	1,147	1,062

Assets held for employee severance payments	5,252	4,968

Marketable Securities	5,915	16,956

Non-current Inventory	5,920	6,015

Fixed assets, at cost, less accumulated depreciation	14,205	13,843

Deferred tax assets	192	192

Intangible assets, less accumulated amortization (Note 4)	26,864	11,284

Goodwill	24,109	3,586

Total Assets	$204,305	$185,720

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	June 30	December 31
	2010	2009
Liabilities and equity

Current liabilities

Current installments of obligation under capital lease	$162	$145
Accounts payable
Trade	7,376	6,789
Other	25,173	20,060
Deferred income	869	234
Total current liabilities	33,580	27,228

Long-term liabilities
Obligation under capital lease, net	311	356
Liability in respect of employees’ severance payments	5,779	5,530
Total long-term liabilities	6,090	5,886
Total liabilities	39,670	33,114

Equity
Shareholders’ equity
Ordinary Shares, NIS 0.05 par value each (90,000,000 shares authorized; 29,745,352 and 29,370,972 shares issued and fully paid as of March 31, 2010 and December 31, 2009, respectively)	349	345
Additional paid-in capital	190,395	182,203
Capital reserve	2,166	2,166
Accumulated other comprehensive loss	183	399
Accumulated deficit	(28,921)	(33,185)
Shareholders' equity	164,172	151,928
Non-controlling interest	463	678
Total Equity	164,635	152,606

Total liabilities and equity	$204,305	$185,720

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Statements of Operations
In thousands except share and per share data
(Unaudited)

	Six-month period ended		Three-month period ended		Year ended
	June 30		June 30		December 31
	2010	2009	2010	2009	2009

Revenues	$74,231	$66,503	$42,134	$36,030	$141,763

Cost of revenues	(18,398)	(15,939)	(11,062)	(8,621)	(33,145)

Gross profit	55,833	50,564	31,072	27,409	108,618

Operating expenses
Research and development, gross	(9,447)	(8,524)	(5,423)	(4,514)	(17,842)

Government grants	507	634	260	300	1,109
Research and development, net	(8,940)	(7,890)	(5,163)	(4,214)	(16,733)

Sales and marketing	(31,094)	(30,499)	(16,345)	(16,541)	(61,428)
General and administrative	(12,090)	(8,979)	(6,956)	(4,564)	(18,919)
Other, net	(234)	(15)	(171)	(3)	(1,220)

Total operating expenses	(52,358)	(47,383)	(28,635)	(25,322)	(98,300)

Operating income	3,475	3,181	2,437	2,087	10,318
Financing income (expense), net	803	190	(175)	1,316	1,584

Income before taxes on income	4,278	3,371	2,262	3,403	11,902
Income tax (expense) benefit	(229)	1,166	(100)	1,194	1,542

Net income	4,049	4,537	2,162	4,597	13,444

Net loss attributable to non-controlling interest	215	590	49	291	891

Net income attributable to Shareholders	$4,264	$5,127	$2,211	$4,888	$14,335

Earnings per share

Basic Earnings attributable to shareholders per Ordinary Share	$0.14	$0.18	$0.07	$0.17	$0.49

Diluted Earnings attributable to shareholders per Ordinary Share	$0.14	$0.17	$0.07	$0.16	$0.47

Weighted average number of Ordinary Shares used to compute basic Earnings per Ordinary share	29,551,276	29,258,035	29,674,785	29,258,285	29,281,897

Weighted average number of Ordinary Shares used to compute dilute Earnings per Ordinary share	30,676,309	29,838,686	30,706,200	29,766,429	30,423,162

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands
(Unaudited)

	Six-month period ended		Three-month period ended		Year ended
	June 30		June 30		December 31
	2010	2009	2010	2009	2009

Cash flows from operating activities:
Net income	$4,049	$4,537	$2,162	$4,597	$13,444

Adjustments required to reconcile net income to net cash used in operating activities:
Depreciation and amortization	4,056	2,982	2,558	1,517	6,096
Goodwill impairment	-	-	-	-	483
Deferred tax assets	373	183	167	173	(1,221)
Stock based compensation	4,405	3,688	2,792	2,178	7,268
Other	-	(136)	-	(145)	570
Net increase in trading securities	323	(3,372)	236	(3,372)	-
Decrease (increase) in accounts receivable – trade	2,053	(708)	(975)	(527)	(3,069)
Decrease(increase) in accounts receivable – other	(984)	1,674	(664)	(660)	863
Decrease in prepaid expenses	3	382	562	637	595
Decrease (increase) in advances to suppliers	(199)	2,701	(356)	2,742	3,006
Decrease (increase) in inventories	2,641	(2,688)	1,216	676	(4,386)
Increase (decrease) in accounts payable	(5,593)	(509)	(383)	(687)	1,819
Increase (decrease) in deferred income	635	(918)	383	(524)	(1,289)
Net cash provided by operating activities	11,762	7,816	7,698	6,605	24,179

Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(2,550)	(2,448)	(1,328)	(1,392)	(4,794)

Deposits	(27)	(10)	(3)	(13)	34
Acquisition of Sierra, net cash acquired (1)	(34,709)	-	291	-	-
Proceeds from sales of marketable securities and short term investments	22,393	20,726	4,185	(1,055)	38,085
Investments in trading and marketable securities	(7,786)	(12,208)	(240)	(11,958)	(27,410)
Net cash provided by (used in) investing activities	$(22,679)	$6,060	$2,905	$(14,418)	$5,915

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands
(Unaudited)

	Six-month period ended		Three-month period ended		Year ended
	June 30		June 30		December 31
	2010	2009	2010	2009	2009

Cash flows from financing activities:
Principal payments on capital lease obligation, net	$(49)	$(65)	$(15)	$(32)	$(131)

Proceeds from the issuance of Ordinary Shares	3,791	-	1,800	-	954

Dividend distribution	-	(15,799)	-	-	(15,799)
Purchase of shares from a non-controlling shareholder in a subsidiary	-	(382)	-	(382)	(382)
Net cash (used in) provided by financing activities	3,742	(16,246)	1,785	(414)	(15,358)

Effect of exchange rate changes on cash	(227)	(89)	(307)	169	25

Increase (decrease) in cash and cash equivalents	(7,402)	(2,459)	12,081	(8,058)	14,761
Cash and cash equivalents at beginning of period	46,458	31,697	26,975	37,296	31,697

Cash and cash equivalents at end of period	$39,056	$29,238	$39,056	$29,238	$46,458

Supplementary cash flow information
Income taxes paid	$94	$85	$46	$41	$877